FEBRUARY 9, 2011

VIA EDGAR AND OVERNIGHT COURIER

Jeffrey Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Celldex Therapeutics, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 12, 2010
Form 10-K/A for the Fiscal Year ended December 31, 2009
Filed March 31, 2010
File No. 000-15006

Dear Mr. Riedler:

This letter is written in response to your letter dated February 2, 2011 to Celldex Therapeutics, Inc. (“Celldex”) with respect to its Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009, filed on March 12, 2010, and the amendment thereto on Form 10-K/A, filed on March 31, 2010.  We have set forth below each of your comments, followed by the Company’s response.

Item 1. Business

Research and Collaboration Agreements, page 12

1.            We note your response to prior comment 3.  Please revise your draft disclosure to include the term and termination provisions of both Medarex agreements.

RESPONSE:  In response to the Staff’s comment, below is further revised draft disclosure concerning our agreement with Medarex to be made in future filings (marked to show changes from what we provided to you in our January 10, 2011 letter):

“Medarex, Inc., a subsidiary of Bristol Myers Squibb (“Medarex”)

We and Medarex, a former related party, have entered into the following agreements, each of which was approved by a majority of its independent directors who did not have an interest in the transaction. These agreements include:

•             An Assignment and License Agreement, as amended, (“Assignment and License Agreement”) that provides for the assignment of certain patent and other intellectual property rights and a license to certain Medarex technology related to the Company’s APC Targeting Technology™ and an anti-mannose receptor product; and

•             A Research and Commercialization Agreement, as amended, (“Research and Commercialization Agreement”) that provides us with certain rights to obtain exclusive commercial licenses to proprietary monoclonal antibodies raised against certain antigens utilizing the Medarex UltiMAb® technology platform for generating antibodies.

Under the terms of the Assignment and License Agreement, we may be required to pay royalties in the low-single digits on any net product sale of a Licensed Royalty-Bearing Product or Anti-Mannose Product to Medarex until the later of (i) the expiration of the last to expire applicable patent and (ii) the tenth anniversary of the first commercial sale of such licensed product. ~~and~~ Under the terms of the Research and Commercialization Agreement, we may be required to pay milestones of up to $7.0 million upon obtaining first approval for commercial sale in a first indication of a product containing a license antibody and royalty payments in the low- to mid-single digits on any net product sales to Medarex with respect to the development of any products containing such licensed antibodies until the later of (i) the expiration of the last to expire applicable patent and (ii) the tenth anniversary of the first commercial sale of such licensed product.. In September 2010, we exercised an option under our Research and Commercialization Agreement, whereby we have a commercial license to the human antibody technology specifically for CDX-1127, our CD27 antibody.

In October 2007, we and Medarex entered into a settlement and mutual release agreement which settled disputed amounts we owed Medarex. We issued to Medarex 351,692 shares of our common stock equal in value to $3.0 million, based on the per share price of $8.64 set on the second trading day prior to the closing date of the AVANT Merger and exchanged releases. At December 31, 2008, we owed Medarex an additional $3.0 million related to a Master Services Agreement, which we paid Medarex in October 2009.”

As requested in your original comment letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings referred to herein;

•                  Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call Anthony O. Pergola at 973-597-2444.

Very truly yours,

/s/ Avery W. Catlin,
Senior Vice President and Chief Financial Officer
Celldex Therapeutics, Inc.

cc:	Securities and Exchange Commission
Scot Foley, Esq.
Sebastian Abero, Esq.

Lowenstein Sandler PC
Anthony O. Pergola, Esq.